BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

September 18, 2017

Item 3.	News Release

A news release issued on September 18, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis and Hempco Food and Fiber Inc. (“Hempco”) Complete Investment Agreement and Aurora’s Allan Cleiren appointed to Hempco Board of Directors

Full Description of Material Change

Aurora Cannabis Inc. and Hempco are pleased to announce that, further to Hempco’s press releases of June 8, June 16, June 23, July 31 and September 12, 2017, the companies have signed definitive agreements permitting them to move forward with Aurora’s strategic investment in Hempco, which remains subject to Hempco shareholder approval.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED September 18, 2017.

September 18, 2017	TSX: ACB • TSX-V: HEMP

Aurora Cannabis and Hempco Complete Investment Agreement

Aurora’s Allan Cleiren appointed to Hempco Board of Directors

Vancouver, BC – September 18, 2017 – Aurora Cannabis Inc. (“Aurora”) (TSX:ACB) (OTCQX:ACBFF) (Frankfurt: 21P; WKN:A1C4WM) and Hempco Food and Fiber Inc. (TSX.V:HEMP) (“Hempco”), are pleased to announce that, further to Hempco’s press releases of June 8, June 16, June 23, July 31 and September 12, 2017, the companies have signed definitive agreements permitting them to move forward with Aurora’s strategic investment in Hempco, which remains subject to Hempco shareholder approval.

As previously announced, the transaction consists of two connected components: a private placement between the two companies, and an option agreement in which two of Hempco’s principal shareholders grant to Aurora an option to purchase Hempco shares owned by them, thus enabling Aurora to increase its ownership of Hempco shares should it so choose.

“Once approved by our shareholders, this strategic investment by Aurora strengthens our company, not just financially, but especially through the market reach, brand recognition and exclusive access to innovative technologies that Aurora brings to the table,” said Charles Holmes, Hempco’s CEO. “Additionally, if the current regulations prohibiting the extraction of cannabidiol (CBD) from hemp products were to change, which we anticipate will happen in the near to mid-term future, Hempco will be very well positioned to capitalize on this opportunity through its relationship with Aurora.”

“Our pending investment in Hempco represents an attractive opportunity for further expansion into another closely-related and rapidly-growing international market, while at the same time securing a potentially material source of raw CBD material for our medical concentrates business,” said Terry Booth, Aurora’s CEO. “We look forward to working with Hempco to capitalize on the many opportunities for growth on a global scale.”

In the private placement, Aurora has entered into an amended and restated subscription agreement (the “Subscription Agreement”) providing for the purchase of 10,558,676 units (each a “Unit”) of Hempco at a purchase price of $0.3075 per Unit for total gross proceeds of $3,246,792 (the "Private Placement"). Each Unit is to consist of one Hempco common share (each, a “Hempco Share”) and one non-transferable common share purchase warrant (each, a "Warrant"). Each Warrant will entitle Aurora to purchase one additional Hempco Share at a price of $0.41 until the second anniversary of the closing date. Each Warrant will include an acceleration clause providing that if the volume weighted average price per Hempco Share on the TSX Venture Exchange (“TSXV”) exceeds $0.65 for a period of 30 consecutive calendar days, Hempco will have a limited right to accelerate the expiration date of the Warrants. The Subscription Agreement provides that closing of the Private Placement is subject to conditions, including the execution of an investor rights agreement and an option agreement with Charles Holmes and Angela Holmes, TSX Venture, TSX and Hempco disinterested shareholder approval.

As noted, one of the conditions to completion of the Private Placement is that Charles Holmes and Angela Holmes, each of whom is a principal shareholder, officer and director of Hempco, enter into an option agreement (the “Option Agreement”) granting to Aurora an option (the "Option") to acquire up to an aggregate of 10,754,942 Hempco Shares currently owned by them (50% from Charles Holmes, 50% from Angela Holmes). This condition has been satisfied.

Also as noted, another condition to completion of the Private Placement is that Aurora and Hempco enter into an investor rights agreement (the “Investor Rights Agreement”) that will allow Aurora to nominate two directors to the Hempco Board of Directors, require that Hempco adopt and expenditure policy, provide for certain matters related to CBD extraction from hemp and provide Aurora with anti-dilution protection. This condition has also been satisfied.

Both the Option Agreement and the Investor Rights Agreement are dated September 15, 2017 but will become effective on the closing of the Private Placement, and closing of the Private Placement remains subject to disinterested Hempco shareholder approval. Because they are parties to the Option Agreement, each of Charles Holmes and Angela Holmes has an interest in the transaction and they will not be permitted to vote at the extraordinary shareholder meeting to be called by Hempco to approve the transaction and the change of control that will result from the issuance of the Hempco Units to Aurora. If the shareholders of Hempco do not approve the Private Placement, both the Option Agreement and the Investor Rights Agreement will be void.

Although the Investor Rights Agreement will not take effect until the closing of the Private Placement, Hempco has signed an undertaking, effective immediately, to use reasonable efforts to appoint the two Aurora nominees to the Hempco Board immediately, that it will use reasonable efforts to find a suitable candidate to be the new Chief Executive Officer of Hempco, with the goal of having the new candidate in place as soon as reasonably possible, that Hempco will adopt an expenditure policy, and that funds advanced to Hempco by Aurora pursuant to a bridge loan (see description below) will be used to develop the Hempco facility in Nisku, Alberta, and for the payment of certain Hempco accounts receivable.

Hempco will now call an extraordinary meeting of its shareholders for the purpose of asking them to approve the change of control that will result from completion of the Private Placement transaction.

Further to the Hempco undertaking mentioned above, and effective immediately, the Hempco Board of Directors has appointed Mr. Allan Cleiren as a director of Hempco. Mr. Cleiren is the Chief Operating Officer of Aurora and is the first of two nominees appointed, expanding the Board to 6 directors, 4 of whom are independent.

Mr. Cleiren is Chief Operating Officer of Aurora Cannabis Inc. and has nearly three decades of leadership experience in finance and operations management with both privately and publicly held companies. Throughout his career, Mr. Cleiren's focus has been on achieving operational excellence and efficiency, contributing to significant revenue and profitability growth. Mr. Cleiren is also is a member of the Board of Directors of Universal Rail Services Inc., Metalogic Inspection Services Inc., and is Chair of the Board for the Alberta Automobile Insurance Rate Board.

In order to enable Hempco to pay certain obligations in advance of the closing of the Private Placement, Aurora has agreed to make a secured bridge loan to Hempco in the amount of $1,500,000. Hempco intends to repay this loan, together with a prior Aurora loan to Hempco in the amount of $750,000, out of the proceeds of the Private Placement. If the Private Placement does not close, both loans will mature on December 21, 2017.

About Hempco

For more than 12 years Hempco has been a trusted and respected pioneer, innovator and provider of premier hemp seed foods. Hempco is committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a “tri-crop” opportunity for producers and processors. Hempco is expanding its processing ability to meet global demands in a 56,000 sq. ft. facility located at Nisku, Alberta. Hempco’s common shares trade on the TSX Venture Exchange under the symbol “HEMP”. Hempco® has grown its business significantly and is generating value and profits for shareholders.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully- diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,

AURORA CANNABIS INC.	HEMPCO FOOD AND FIBER INC.

Terry Booth	Charles Holmes
CEO	CEO

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Further information:

For Aurora Cannabis

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

For Hempco

John Ross, Chief Financial Officer
HEMPCO FOOD AND FIBER INC.
T: +1 647-291-4234
john@hempcocanada.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements in this press release include those concerning Hempco’s anticipation of shareholder approval, its belief that Aurora’s strategic investment will strengthen Hempco, and its anticipation that the current regulations prohibiting the extraction of cannabidiol (CBD) from hemp products will change in the near to mid-term future and that, if they do, Hempco will be very well positioned to capitalize on this opportunity through its relationship with Aurora. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.